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November 15, 2012

Gold Demand Trends

Third quarter 2012

November 2012	www.gold.org

Gold demand in Q3 was 1,084.6 tonnes, worth US$57.6bn. Demand was up 10% from the previous quarter, but 11% down from record year-earlier levels primarily due to a notable drop in bar and coin purchases. The jewellery and technology sectors experienced moderate declines, while ETFs recorded a strong rise. Central banks remained net purchasers, but to a lesser degree than in Q3 2011. Read more…

Overall demand changes (Q3’12 vs Q3’11, tonnes)

Source: Thomson Reuters GFMS, World Gold Council

Contributors

Eily Ong

eily.ong@gold.org

Louise Street

louise.street@gold.org

Johan Palmberg

johan.palmberg@gold.org

Juan Carlos Artigas

juancarlos.artigas@gold.org

Marcus Grubb

Managing Director, Investment

marcus.grubb@gold.org

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Executive summary

Third quarter gold demand was up 10% on the previous quarter but 11% lower than record year-earlier levels. In value terms, demand was worth US$57.6bn, 14% below Q3 2011. Investment demand was 16% below the exceptional levels witnessed in Q3 2011, led by a steep drop in the bar and coin segment. However, ETFs experienced strong inflows in the quarter, illustrating differing sentiments among various investor segments.

Jewellery and technology demand were down on year-earlier levels by 2% and 6% respectively, reflecting global economic headwinds and high absolute price levels. Official sector purchases, although well in line with recent levels, were down 31% relative to the record levels seen in Q3 2011.

Total demand (including OTC investment and stock flows) was 2% weaker year-on-year, boosted by the 73.6 tonnes of demand attributed to the OTC investment and stock flows category.

Accordingly, the supply of gold contracted by 2% year-on-year. All components of gold supply declined, yielding a total of 1,188.3 tonnes.

The major themes from the quarter, discussed below, were the decline in bar and coin demand from record year-earlier levels and differing scenarios in the two key consumer markets of India and China.

Chart 1: Demand changes by category (Q3’12 vs Q3’11, tonnes)

•	Overall gold demand dropped by 11% from the historic highs achieved in Q3’11.

•	68% of the year-on-year decline resulted from weakness in bar and coin demand, which was offset to a degree by strong ETF inflows.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

Bar and coin demand down from record Q3 2011

Investors continued to buy gold at historically high levels, but investment demand was down from particularly high levels seen during the same period in 2011. The most significant contribution to the fall in gold demand came from the drop in bar and coin investment. This was largely reflective of a lack of strong inflows in certain (notably Western) markets, rather than the emergence of any strong profit-taking activity. Demand from this category of investment was 30% weaker year-on-year at 293.9 tonnes, translating to a 32% decline in value to US$15.6bn. However, the year-on-year drop is anomalous, given the comparison is being made with an exceptional base period; Q3 demand was actually 13% above the 5-year quarterly average of 260.6 tonnes.1

It is important to note the extent to which the year-on-year comparison for bar and coin demand is affected by the extraordinary levels of demand witnessed during Q3 2011. That quarter saw a record 422.1 tonnes of bar and coin demand, which was almost double the prevailing 5-year quarterly average. Investors reacted to the conditions of the time: a worsening of the European debt crisis, a weaker US dollar, a US debt downgrade, poorly performing equity and credit markets and rising inflationary pressures – all strong drivers of demand for gold.

By contrast, the most recent quarter was characterised by subdued activity across the asset spectrum for much of the period (a combination of summer doldrums and a general sense of uncertainty among investors) and slowing inflation in a number of countries. While the US$ gold price rallied during the latter half of the period, the initial period of consolidation created hesitation among investors.

Investors in Europe, particularly in German-speaking markets, accounted for over 50% of the 128.1 tonne decline in bar and coin demand as investors were less aggressive in their purchases relative to Q3 2011. However, regional demand of 64.8 tonnes remains close to the 68.9-tonne 5-year quarterly average and well within the higher range we have discussed previously, which has been in place since the third quarter of 2008 when the Lehman collapse accelerated demand from European investors.

Within the bar and coin segment, India was the notable outlier, generating 12% growth with demand of 87.0 tonnes (discussed below). The strength in Indian investment can also be easily depicted by the strong counter-trend growth in the ‘medals and imitation coin’ segment (+59%), the vast majority of which is accounted for by India.

Chart 2: Total bar and coin demand – the longer term perspective

•

While different factors influence investment behaviour in various regions, the sideways price movement over the past four quarters appears to have contributed to an overall softening of bar and coin investment demand.

•	As a result, demand in Q3’12 was below the high levels witnessed in 2011 but nonetheless above the five-year rolling quarterly average.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

1	Throughout the report, 5-year quarterly average data refer to the average of Q3 2007 – Q2 2012

02_03

Indian sentiment improves

India was the strongest performing market in the third quarter, with year-on-year growth rates of 7% and 12% in jewellery and investment demand respectively. The market accounted for 30% of global consumer demand, 223.1 tonnes in total, in what may seem a surprising development in light of movements in the domestic gold price during the quarter.

The strong year-on-year performance was partly reflective of price expectations among Indian consumers. After a period of broad consolidation during the first few weeks of the quarter, the rupee gold price rose fairly sharply throughout late August and early September, to a record in the local market above Rs32,000/10g. This fed expectations of further price rises, which – in a slight departure from historical precedent, whereby Indian consumers usually react cautiously to sharp price moves – encouraged consumers to buy into the rising trend.

The strong quarter was also a reflection of improving sentiment among domestic consumers following the tumultuous first half of the year. Between January and June 2012, the market had been beset by jewellers’ strikes, a doubling of import duty on gold, a lower number of auspicious marriage days and government rhetoric aimed at cutting gold imports. Retailers had kept stock levels low in the uncertain environment, but imports recovered in July as inventory levels were bolstered (aided by a well-timed dip in the local price) and the market adjusted to the customs duty. Although lower monsoon rains during August had curtailed demand, a recovery in the rainfall during September also boosted sentiment and prompted a further wave of relief-related demand. The fourth quarter festival season also featured as a driver of demand, with stocks being increased and preparatory purchases made towards the end of the quarter.

However, the growth in third quarter demand was not sufficient to overcome the weakness experienced in India during the first half; on a year-to-date basis overall consumer demand was 24% weaker relative to the same period in 2011. While the prospects for the fourth quarter are positive, it is unlikely that demand will recover sufficiently to result in a gain for the year as a whole.

Chart 3: Consumer demand by region

(Q3’11, Q3’12, 5-year average, tonnes; jewellery demand and bar and coin investment)

•	Regionally, India and Greater China remain robust, particularly compared against their 5-year averages. Their share of the market has grown dramatically as demand has faltered in other regions.

•	In Q3, much of the year-on-year weakness resulted from lower levels of investment demand in Europe.

1	RoW includes Russia and ‘Other’ countries.
2	Far East includes Japan, Indonesia, Thailand, Vietnam and South Korea.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

China’s slowdown continues

Reflecting the domestic economic scenario, gold demand in China lost further momentum in the third quarter. Demand in the jewellery sector was down 5% on year-earlier levels, while bar and coin investment demand was 12% lower year-on-year. Nevertheless, consumer demand as a whole was 23% above its 5-year quarterly average, confirming the longer-term strength of the market.

The well-publicised slowing of China’s economy had a negative impact on consumer sentiment. This was particularly noticeable among the middle classes whose purchases of 18-carat gold jewellery were among the worst casualties. In contrast, the decline in demand for 24-carat was relatively modest, allowing pure gold jewellery to gain market share. A notable slowdown in the expansion of the jewellery retail network magnified the impact on demand, as stock-building reduced accordingly. This also had a negative impact on bar and coin demand, given the important role played by jewellers in selling small gold bars and coins.

The preference among Chinese investors to buy into a clear rising price largely explains the drop in investment demand, as range bound price action during July and much of August curbed demand. Accordingly, investment demand showed signs of recovery as the price began to strengthen in the closing weeks of the quarter.

Notwithstanding the continued slowdown in the pace of China’s economic growth, the fourth quarter is likely to witness a recovery in Chinese demand as the market expects new economic stimulus from the incoming political leadership and as the holiday gifting season approaches. Although a continued cut back on non-essential spending in the context of economic slowdown could hamper jewellery demand in particular, the longer-term prospects are for demand to improve, underpinned by economic growth rates well above those of the developed world and further significant expansion of the Chinese middle class.

Chart 4: China gold consumer demand and real GDP

• Chinese gold demand has softened in recent quarters in the face of slowing domestic growth.

Source: Bloomberg, Thomson Reuters GFMS, World Gold Council

04_05

Global gold market – third quarter 2012 review

Investment

Q3 investment demand (the sum of ETFs and similar products, and total bar and coin demand) was 79.5 tonnes – or 16% – lower than Q3 2011. In value terms, this amounted to US$22.8bn. Adding in the OTC investment and stock flows component yields a total investment number of 503.4 tonnes, 4% higher year-on-year and worth US$26.7bn.

Within the aggregate investment number, a significant drop in demand for bars and official coins was partially offset by improvements in the ETFs and medals/imitation coin segments. The divergence in the different segments of the investment market serve to highlight contrasting behaviour among different sets of investors. ETF investors responded positively to the prospect of additional monetary policy stimulus in a number of countries. Bar and coin investors instead showed a degree of hesitancy and an inclination to take profits at higher price levels.

On a year-on-year basis, ETF demand was the strongest performing sector, generating a 48.6 tonne increase in demand. At 136.0 tonnes, Q3 was the strongest quarter since Q2 2010 and compares with a 5-year quarterly average of 88.9 tonnes.

Chart 5: Bar and coin demand – five-year trend perspective

•	Bar and coin demand for the quarter was 13% higher than the quarterly average for the last five years with much of the improvement driven by India and China markets.

•	Investment demands in western markets has softened in recent quarters, coinciding with the price correcting back from the Q3’11 peak.

1	Far East includes Japan, Indonesia, Thailand, Vietnam and South Korea.
2	RoW represents the ‘Other’ category from Tables 8 – 11.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

Demand for ETFs picked up in mid-August, as expectations mounted among investors that further quantitative easing measures would be announced by the Federal Reserve and the European Central Bank at their respective meetings in September. Buying activity gained momentum ahead of the scheduled mid-September announcements, and demand was subsequently reinforced by the confirmation from both institutions that additional monetary policy measures would be implemented. For a detailed discussion on the ways in which unconventional monetary policy is supportive for gold, please see our Quarterly statistics commentary, Q3 2012.

A 128.1 tonne (or 30%) year-on-year fall in the demand for gold bars and coins was largely a reflection of the strength of demand in Q3 2011, a period of exceptional investment inflows. Given the lack of seasonality in investment, it is more meaningful to consider quarterly data in the context of a longer term trend; Q3 bar and coin demand was 13% above the 5-year quarterly average of 260.6 tonnes. Please see the Executive summary for a detailed discussion of bar and coin demand in the third quarter.

Chart 6: Investment trends (Q3’09 – Q3’12, tonnes)

•	Overall investment more than doubled between Q3 2009 and Q3 2011, but fell back by about 20% in the most recent quarter.

•	The major shift has been in ETF inflows, which benefitted from the quantitative easing announcements by a number of central banks during the quarter.

Source: Thomson Reuters GFMS, World Gold Council

06_07

In contrast to the decline in bars and coins, the medals and imitation coin segment of investment demand registered strong growth in Q3, gaining 59% to reach a record 31.7 tonnes. The bulk of this demand came from India.

OTC investment and stock flows contributed 73.6 tonnes to the total investment number. This demand was concentrated in July and August as the run up in the price during September induced profit-taking, which was primarily concentrated in the OTC market. Gross and net long positioning on Comex was essentially range-bound in the closing days of September once the price had reached, and retraced from, the quarterly high.

Indian investment – at 87.0 tonnes – accounted for 30% of total bar and coin demand in Q3. In local currency value terms, investment was worth a record Rs254.9bn. Bar and coin demand was augmented by expectations of further gold price increases and forthcoming festival purchases. Additionally, a proportion of jewellery purchases were seen to shift into gold coins. This was indicative of the lower mark-ups on these coins, which many consumers will accumulate with the intention of exchanging for jewellery in the future. The increase was also the result of an increase in the number of outlets and banks selling these coins, particularly in rural regions.

Further underscoring the positive quarter in India, although not contained in the consumer demand numbers, ETF demand in the country continues to swell. According to the National Stock Exchange the AUM of domestic gold ETFs, as at the end of September, had increased by 37% year-to-date. This growth also helps to explain the year-on-year increase in ETF demand.

Investors in China were discouraged by the sideways price action during the first six weeks of the quarter; consequently demand for bars and coins slowed sharply year-on-year to 53.0 tonnes, worth RMB17.9bn. However, both measures compare very favourably against their respective 5-year quarterly averages of 39.3 tonnes and RMB11.2bn.

For a more detailed discussion of investment demand in India and China please see the (Executive summary.)

Chart 7: Global bar and coin demand by region (Q3’11, Q3’12, 5-year average, tonnes)

•

What initially appears as a dramatic change from Q3’11 to Q3’12 appears less drastic when viewed in the context of the 5-year quarterly average – particularly from the perspective of European demand which was almost double its 5-year quarterly average in Q3’11.

1	RoW represents the ‘Other’ category from Tables 8 – 11.
2	Far East includes Japan, Indonesia, Thailand, Vietnam and South Korea.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

European bar and coin demand more than halved in Q3, accounting for 67.5 tonnes of the 128.1-tonne drop in total bar and coin demand. However, Q3 2011 was an exceptionally strong period, reflecting a confluence of events and factors that drove investment in the region to near-record levels. Put into a longer-term perspective, Q3 demand of 64.8 tonnes is a strong result, only 6% below the 5-year quarterly average of 68.9 tonnes.

Investors across the region maintained demand for bars and coins within the higher range that has defined the market since Q3 2008. July and August witnessed firm demand in the German-speaking markets, before tailing off in September as the price rallied. While profit-taking was not a feature, it is likely that investors were waiting for prices to stabilise or correct back before adding to their holdings.

France recorded its eleventh quarter of positive investment, albeit that new buying outweighed profit-taking only marginally (0.6 tonnes). Nevertheless, the fact that the market continued to see very sizable gross levels of selling back confirms the extent of positive investor interest in gold. This buying activity was heavily concentrated in the small bar market.

US bar and coin investment was anaemic in Q3, with the September price rise failing to elicit much response. In volume terms, demand for bars and coins of 10.5 tonnes (US$559.7mn) was the weakest since Q2 2008 and only half of the 5-year quarterly average of 21.2 tonnes. Uncertainty generated by the forthcoming election may have played a part, along with mixed signals from domestic economic data. Data from the US mint showed sales of gold eagle coins were notably weak during July and August, and although they did pick up in September, they were well down on the previous year.

One or two of the south-east Asian markets saw large decreases from the very high levels of investment in Q3 2011. Thailand and Vietnam weakened by 60% and 39% respectively, although again the impact of a very strong base period exaggerates the weakness of demand; both markets were above their long term quarterly averages. Profit-taking was in evidence, although to a much greater extent in Thailand, as the price surged upwards in September. Demand among Vietnamese investors remained more consistently positive, as evidenced by the very high premium in the local price above the international price throughout the quarter (to the tune of around US$100-150/oz).

Turkey was among the weakest investment markets in Q3; demand totalled just 7.9 tonnes compared with a 5-year average of 13.0 tonnes. The 66% year-on-year decline contributed 15.7 tonnes to the decline in total bar and coin demand. Reports suggest that purchases for both gifting and personal investment purposes were very weak and that investors instead chose to take profits on their holdings as the local price surged in line with the US$ price in late August/ September.

In Taiwan, demand for gold bars and coins slipped to 1.0 tonne from 1.5 tonnes due to increased profit-taking activity during the quarter. Given the poor performance of alternative investments and ailing domestic economy, the rise in the gold price encouraged a swathe of profit-taking among increasingly conservative Taiwanese investors.

In Japan, profit-taking outweighed new investment by 4.9 tonnes, a significant improvement on the 19.9 tonnes of net negative investment seen in Q3 2011. The negative demand number for Q3 was notably more moderate than the 5-year average net figure of -9.4 tonnes, however, the market was unable to sustain the swing to a small positive investment demand number from the previous quarter, instead reverting to its 6-year trend of negative investment.

Both sides of the market were apparently more muted than in the year-earlier period, although profit-taking emerged as the stronger force, drawn out by the late price rise. New investment demand is cautiously reacting to legislation requiring greater transparency of transactions in gold bars above a certain threshold.

08_09

Jewellery

Q3 gold jewellery demand of 448.8 tonnes was worth US$23.8bn. The sector was up on the previous quarter (+8%), but slightly weaker year-on-year (-2%). Declines in China, Saudi Arabia, US and European markets were the main contributors to the fall. Counter-trend growth was seen in a small number of markets, key among these being India where demand registered solid growth.

The strong rise in gold price across most currencies during the latter half of the quarter was partly responsible for the overall decline, while unfavourable economic conditions in many markets created further headwinds.

At 136.1 tonnes, India accounted for 30% of global gold jewellery demand and was the strongest performing market. The value of demand, Rs399bn, was almost equal to the previous record of Rs400bn in Q1 2011. Improving sentiment, stock-building and positive price expectations drove growth in the market. Please see the Executive summary for a more detailed discussion of Indian jewellery demand.

Chart 8: Jewellery demand in tonnes and value (US$bn)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

Chinese jewellery demand continued to lose momentum, down 5% to 123.8 tonnes. Slowing economic growth curbed demand as consumers cut back on discretionary, non-essential spending. However, a longer-term comparison shows that Q3 was 19% above the 5-year quarterly average demand of 104.5 tonnes. In local currency terms, demand was valued at RMB41.8bn, 9% below Q3 2011, reflective of the weaker quarterly average price level.

Hong Kong was one of the few markets where jewellery demand held above its 5-year quarterly average, although the market was 9% below year-earlier levels. Spending among Chinese tourists has been declining and jewellery sales were disrupted by political turmoil during the quarter. Demand among domestic consumers was relatively firm, reflecting the positive economic scenario in Hong Kong. However, the prospects are for further declines in average spending on gold jewellery by mainland Chinese tourists.

Chart 9: Jewellery demand (Q3’12 vs Q3’11)

•	Jewellery demand – which is highly seasonal – declined marginally between Q3’12 and Q3’11, by 9.2 tons or 2%.

•	Despite record price levels, Indian demand was strong due to improving sentiment, stock-building and positive price expectations, while Chinese demand suffered due to economic uncertainty.

1	Far East includes Japan, Indonesia, Thailand, Vietnam and South Korea.
2	RoW includes Europe ex CIS and ‘Other’ countries.

Source: Thomson Reuters GFMS, World Gold Council

10_11

The small south-east Asian markets delivered a mixed bag of results in Q3, with declines seen in Indonesia and South Korea, versus increases in Thailand and Vietnam. A shift to light and lower carat pieces is in evidence in some markets, while in Vietnam the investment element of gold jewellery purchases came to the fore as the local price rallied.

With the exception of Egypt, jewellery demand in Middle Eastern markets was significantly weaker year-on-year, reflecting the reaction among consumers to sustained high gold prices. However, Egypt’s 15% year-on-year increase is flattered by the fact that Q3 2011 was particularly weak, given the turbulent conditions in the country at that time.

The 4% year-on-year growth in Turkish jewellery demand was concentrated in the first 6 weeks of the quarter, during which time the local price consolidated within a sideways range (roughly TL2,840 – 2,930/oz). However, demand tailed off in the second half of the quarter as the local price rallied in line with the US dollar gold price.

Russia was among the handful of markets generating a year-on-year increase in gold jewellery demand. The relatively favourable economic growth environment in Russia, aided by high oil prices, has fed through to rising incomes, lower unemployment and a positive consumer environment. Demand was 2% higher year-on-year at 20.9 tonnes, the strongest third quarter since Q3 2008 (which was itself a near-record), and above the 19.2 tonne 5-year quarterly average.

The pace of decline in US jewellery demand slowed again in the third quarter to 5%, the smallest year-on-year contraction since Q4 2005. The decline in value terms was a more pronounced -8%, reflecting the lower quarterly average price. The trend to lower caratage continued, with increasing penetration of 10-carat, while alternative metals also continue to gain market share from gold.

Q3 saw further evidence of the structural decline in European jewellery demand; Italy and the UK posted year-on-year declines of 17% and 11% respectively.

The record high euro price, on top of Italy’s severe economic predicament, squeezed the already-diminished Italian gold jewellery market. The introduction of laws requiring personal identification and data to be given for cash purchases over €1,000 was a further deterrent during the quarter. The value of demand was down 9% on year-earlier levels at €135.8mn.

UK gold jewellery consumers responded similarly to economic headwinds and high, although below record, gold prices. Assay statistics show a 12% year-on-year decline in the number of gold articles being hallmarked. The exception was the 22-carat segment, which saw growth of 7.5%. In value terms, UK gold jewellery demand was 12% weaker year-on-year at Ł116.5mn.

Gold Demand Trends | Third quarter 2012

Technology

In the third quarter of 2012, demand for gold in technological applications measured 108.2 tonnes, equivalent in value to US$5.7bn. Technology demand witnessed its fifth consecutive year-on-year decline, down 6% relative to Q3 2011, which was closely linked to high average gold prices and economic difficulties eroding consumer sentiment in key markets. However, the sector has plateaued in recent quarters, stabilising since the notable drop in Q4 2011, with the electronics category registering its third consecutive quarter of sequential growth.

Q3 gold demand in the electronics sector rose by a modest 2% from the previous quarter, but recorded a 5% drop from year-earlier levels. Global economic factors again generated strong head winds for the industry, pushing consumer sentiment lower and culminating in a slowdown in fabrication in some segments. According to the Semiconductor Industry Association (SIA) worldwide sales of semiconductors in August were 3% lower year-on-year, with year-to-date data revealing a near 5% fall. According to the SIA, demand was lower across all regions, with small decreases in Japan and Asia Pacific, and steeper drops in Europe and the Americas.

Chart 10: Technology demand by category in tonnes

Source: Thomson Reuters GFMS, World Gold Council

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12_13

Looking at individual segments of electronics demand reveals a mixed set of outcomes. Demand for NAND flash memory has sustained the healthy growth seen in the first half of the year; smart phones and tablets were again the primary growth markets as consumers look to more sophisticated devices, which in turn require an ever higher loading of flash memory. Recent forecasts from industry analysts iSuppli suggest that the market for smaller, 7-inch tablets will double this year and next, with global sales likely to reach 34 million units in 2012, almost doubling again to 67 million in 2013. In contrast, DRAM memory appears to be wavering after healthy gains in the first half, losing out to NAND flash memory. In the third quarter, signs of a slowdown in the personal computer (PC) market also emerged. PC sales, dampened by a combination of lingering concerns over the global economy and the migration to smaller handheld devices (such as smart phones and tablets), look set to end 2012 lower than last year. Meanwhile, the uptake of new Ultra books has not been as buoyant as the industry initially hoped, limiting growth in this product range.

Elsewhere, demand in the automotive industry for sensors and semiconductors continues to rise as the level of electronic control in vehicles is increased. According to iSuppli, magnetic sensors which are increasingly used in vehicle safety applications such as electronic stability control, anti-lock brake systems, and progressively used in infotainment systems, will increase by double-digit amounts this year after similar gains in both 2010 and 2011.

Turning to individual markets, declines were registered in most key markets, with Japan and the US both down modestly year-on-year. Falls were also seen in South Korea and Singapore, with their double-digit losses augmented by substitution losses as gold’s market share of bonding wire continues to lose ground to plain copper- and palladium-coated copper wires. Growth during the quarter was restricted mainly to China, which saw a slight year-on-year rise, with the weakness of the global economy and slowdown on the domestic front limiting further upside.

Demand from the other industrial and decorative (OID) segment was also weaker in the third quarter, slipping 10% year-on-year; high and often volatile gold prices were chiefly responsible for the decline. Much of this fall was due to a near one-third drop in Indian demand for the period with losses also registered in Japan and the US market. Importantly, these declines are not an accurate reflection of this entire segment as solid year-on-year gains were recorded in several key markets. Moreover, removing Indian output from the global total reveals a more stable market, with the rest of the world output largely unchanged on a yearly comparison. Demand from China saw only modest gains for the period as the consumption of gifting items drifted lower, impacting demand for plating salts. Elsewhere, demand in both Switzerland and Italy saw healthy increases, with this growth fuelled by a rise in plating demand for costume jewellery and the luxury accessory sector, and signs of a recovery in electro-forming.

Lastly, gold used in dental applications recorded a 9% fall in Q3. The sector remains under pressure from the elevated gold price and its exacerbating impact on substitution. Losses to base metals (mainly cobalt:chrome) were particularly strong. To a lesser extent, demand was eroded by an increasing use of ceramics, where cosmetic appearance has been the primary catalyst for change. Significant falls were recorded in several markets during the quarter, with the US and German declines amongst the steepest.

Gold Demand Trends | Third quarter 2012

Official Sector

Central banks continued to purchase gold in the third quarter, albeit at a slower pace. Demand of 97.6 tonnes, worth US$5.2bn, accounted for 9% of overall gold demand during the period.

Developments during the quarter included a reported purchase of 1.7 tonnes by the Brazilian central bank, taking its reserves to around 35.3 tonnes. The last time the bank reported an addition to its gold reserves was in June 2005. Another notable purchase came from the Latin American region, with Paraguay reporting a 7.5 tonne increase in its gold holdings, representing a more than 10-fold increase from 0.7 tonnes prior to the purchase.

South Korea increased its holdings of gold by 29% in July, announcing that it had purchased 16.0 tonnes ‘having judged .market conditions were good’ to do so. The bank has clearly stated its intention to diversify its reserves, and its current 70.4 tonnes of gold accounts for around 1.3% of total reserves.

September witnessed a number of very small sales by a range of central banks, largely thought to relate to coin minting. Among the banks making small disposals were Russia (-2.2 tonnes), Mexico (-0.3 tonnes) and Venezuela (-3.7 tonnes). Russia’s central bank is, however, expected to revert to its stated longer term programme of adding to its gold reserves.

The third year of the third Central Bank Gold Agreement (CBGA3) came to an end in September. Sales during the annual term amounted to 5.9 tonnes, the lowest annual sales to have taken place within any given year of the three consecutive agreements. Expectations are for this minimal level of activity (which is largely related to coin-minting) to continue over the forthcoming year of the agreement.

Diversification of reserve assets remains the driving force behind gold demand by central banks and purchases of a similar order of magnitude are expected for the fourth quarter. Official sector demand is likely to act as a fairly solid pillar of demand going forward.

Table 1: Top 40 reported official gold holdings (as at September 2012)

		Tonnes	% of reserves
1	United States	8,133.5	77%
2	Germany	3,395.5	74%
3	IMF	2,814.0	—
4	Italy	2,451.8	73%
5	France	2,435.4	73%
6	China	1,054.1	2%
7	Switzerland	1,040.1	12%
8	Russia	934.5	10%
9	Japan	765.2	3%
10	Netherlands	612.5	61%
11	India	557.7	11%
12	ECB	502.1	34%
13	Taiwan	423.6	6%
14	Portugal	382.5	91%
15	Venezuela	362.0	74%
16	Saudi Arabia	322.9	3%
17	United Kingdom	310.3	17%
18	Turkey	302.4	15%
19	Lebanon	286.8	31%
20	Spain	281.6	31%

		Tonnes	% of reserves
21	Austria	280.0	57%
22	Belgium	227.5	41%
23	Philippines	193.4	13%
24	Algeria	173.6	5%
25	Thailand	152.4	5%
26	Singapore	127.4	3%
27	Sweden	125.7	14%
28	South Africa	125.0	14%
29	Mexico	125.0	4%
30	Libya	116.6	6%
31	BIS	116.0	—
32	Greece	111.8	83%
33	Kazakhstan	104.0	20%
34	Romania	103.7	12%
35	Poland	102.9	6%
36	Australia	79.9	10%
37	Kuwait	79.0	14%
38	Egypt	75.6	26%
39	Indonesia	73.1	4%
40	Korea	70.4	1%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at http://www.gold.org/government_affairs/gold_reserves/

Source: IMF, World Gold Council

14_15

Supply

The supply of gold contracted 2% in the third quarter compared with year-earlier levels. Mine production and recycling each weakened by around 8.0 tonnes, while producer hedging accounted for the remaining 5.7 tonnes of the 21.7 tonne decline in total supply.

In volume terms, the 1% year-on-year drop in mine production was the largest since Q3 2008 and the origins of the decline were three-fold; disappointing results for a number of operations; lower than expected growth at a number of new or recovering mines; and the Q3 strikes in South Africa.

The countries that registered growth in the third quarter, including China, Mexico, Russia and Canada, together generated an estimated additional 15.0 tonnes of output over Q3 2011. In most of these, projects that have come on line in the last 6 to 12 months failed to ramp up production as quickly as had been anticipated.

Production continued to increase at Goldcorp’s Penasquito mine in Mexico, albeit at a slower pace than had been expected at the beginning of the year, due to the effect of water shortages on mill throughput.

Chart 11: Gold supply by category

•	Overall gold supply has been on an increasing trend over the last three years, though Q3 2012 was 2% below the Q3 2011 peak.

•	The relative importance of recycling is slowly increasing and it now accounts for almost 40% of supply. Producer hedging/ de-hedging has reduced in importance and is currently negligible.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

Osisko’s Canadian Malartic mine was the primary reason for higher levels of output in that market, reporting improvements in operational throughput rates and a new quarterly production record for the operation, which poured first gold in April 2011.

Growth in Russian gold mine production was largely the result of improvement at Polyus Gold’s Blagodatnoye and continued ramping up of production at Polymetal International’s Albazino operation.

Of the markets registering year-on-year declines in mine production, Indonesia was the most significant; production was down by an estimated 10 tonnes or 33%. Changes to mine plans at Grasberg, which delayed access to higher grade material, were the main reason for the country-level decline, although ongoing expansion at Newmont Nusa Tenggara’s Batu Hijau mine also contributed.

Widespread strikes among mine workers in South Africa exacerbated an already weak quarter in that market. Around 5 tonnes of the 9-tonne fall in South African output was attributed to supply disruptions due to the strike action. Spill-over effects are also expected to impact fourth quarter output to a similar extent, due to delays in production coming back on stream.

Hedging and de-hedging activity among producers remains at historically low levels; the net result for Q3 2011 was 4.0 tonnes of de-hedging compared with 1.7 tonnes of net hedging in the year-earlier period. The activity during the quarter represented continued (low levels of) deliveries into the outstanding book, taking the total for the outstanding global hedge book to around 145 tonnes as at the end of September. Expectations are for a continuation of this quiet trend, with no large swings anticipated over the coming quarters.

The 2% reduction in the supply of gold from above-ground stocks was due entirely to lower levels of recycling in industrialised markets. Emerging markets, by contrast, witnessed an upturn in the recycling of old gold. This selling activity among emerging markets was particularly in evidence during the second half of the quarter as the gold price broke out of its consolidation range and climbed sharply higher.

Already-low levels of near-market supplies of old gold in industrialised markets imply that a significant price move would be required to invoke a response and draw out further recycling across these regions.

16_17

Gold demand statistics

Table 2: Gold demand (tonnes)

	2010	2011[1]	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12[1]	Q3’12 vs Q3’11 % chg	4-quarter % chg[2]	Share of total %
Jewellery	2,017.0	1,972.1	562.7	551.8	490.1	458.0	472.2	486.9	416.9	448.8	-2	-12	41

Technology	465.6	452.9	115.9	115.5	118.7	115.2	103.5	109.1	109.9	108.2	-6	-7	10
Electronics	326.0	319.9	81.1	80.4	84.1	82.7	72.7	76.1	77.1	78.7	-5	-7	7
Other industrial	90.9	89.6	23.2	23.8	23.6	21.9	20.3	22.5	22.5	19.8	-10	-8	2
Dentistry	48.7	43.4	11.6	11.3	10.9	10.7	10.5	10.5	10.3	9.7	-9	-8	1

Investment	1,587.6	1,703.8	370.5	341.2	390.9	509.4	462.2	406.7	294.2	429.9	-16	-1	40
Total bar and coin demand	1,205.4	1,518.8	340.6	402.1	336.8	422.1	357.8	353.5	294.2	293.9	-30	-13	27
Physical bar demand	904.0	1,185.8	273.0	315.5	261.6	327.6	281.1	274.8	219.8	219.4	-33	-16	20
Official coin	213.0	245.2	42.2	61.9	50.2	74.5	58.7	52.1	51.6	42.8	-43	-10	4
Medals/imitation coin	88.3	87.8	25.5	24.7	25.0	20.0	18.1	26.5	22.8	31.7	59	4	3
ETFs and similar products[3]	382.2	185.1	29.9	-60.8	54.1	87.4	104.4	53.2	0.0	136.0	56	165	13

Official sector purchases	77.3	456.8	-17.3	136.9	66.2	140.8	112.8	115.1	161.2	97.6	-31	49	9
Gold demand	4,147.5	4,585.7	1,031.8	1,145.5	1,066.0	1,223.5	1,150.7	1,117.8	982.2	1,084.6	-11	-3	100

London PM fix (US$/oz)	1,224.5	1,571.5	1,366.8	1,386.3	1,506.1	1,702.1	1,688.0	1,690.6	1,609.5	1,652.0	-3	11

1	Provisional.
2	Percentage change, 12 months ended September 2012 vs 12 months ended September 2011.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 3: Gold demand (US$mn)

	2010	2011[1]	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12[1]	Q3’12 vs Q3’11 % chg	4-quarter % chg[2]
Jewellery	79,406	99,641	24,727	24,593	23,732	25,064	25,626	26,467	21,572	23,839	-5	-1

Technology	18,331	22,885	5,093	5,149	5,747	6,303	5,620	5,929	5,689	5,748	-9	3
Electronics	12,836	16,164	3,563	3,584	4,075	4,523	3,946	4,136	3,991	4,182	-8	3
Other industrial	3,579	4,529	1,020	1,061	1,144	1,196	1,103	1,223	1,165	1,050	-12	3
Dentistry	1,916	2,192	510	504	527	584	571	570	532	516	-12	3

Investment	62,502	86,088	16,282	15,209	18,931	27,878	25,085	22,103	15,224	22,833	-18	9
Total bar and coin demand	47,455	76,738	14,968	17,921	16,310	23,098	19,419	19,211	15,225	15,612	-32	-4
Physical bar demand	35,591	59,914	11,994	14,062	12,669	17,927	15,255	14,936	11,374	11,655	-35	-6
Official coin	8,387	12,388	1,853	2,757	2,429	4,076	3,184	2,833	2,670	2,272	-44	-1
Medals/imitation coin	3,477	4,436	1,120	1,102	1,212	1,094	980	1,442	1,180	1,685	54	17
ETFs and similar products[3]	15,047	9,350	1,314	-2,711	2,621	4,780	5,666	2,892	-1	7,221	51	163

Official sector purchases	3,044	23,081	-760	6,103	3,207	7,708	6,121	6,256	8,342	5,185	-33	59

Gold demand	163,283	231,694	45,342	51,055	51,617	66,954	62,452	60,755	50,827	57,606	-14	8

1	Provisional.
2	Percentage change, 12 months ended September 2012 vs 12 months ended September 2011.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

Table 4: Total investment demand (tonnes except where specified)

	2010	2011	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12[1]	Q3’12 vs Q3’11 % chg	4-quarter % chg[2]
Investment	1,587.6	1,703.8	370.5	341.2	390.9	509.4	462.2	406.7	294.2	429.9	-16	-1
Total bar and coin demand	1,205.4	1,518.8	340.6	402.1	336.8	422.1	357.8	353.5	294.2	293.9	-30	-13
Physical bar demand	904.0	1,185.8	273.0	315.5	261.6	327.6	281.1	274.8	219.8	219.4	-33	-16
Official coin	213.0	245.2	42.2	61.9	50.2	74.5	58.7	52.1	51.6	42.8	-43	-10
Medals/ imitation coin	88.3	87.8	25.5	24.7	25.0	20.0	18.1	26.5	22.8	31.7	59	4
ETFs and similar products[3]	382.2	185.1	29.9	-60.8	54.1	87.4	104.4	53.2	0.0	136.0	56	165

OTC investment and stock flows[4]	207.3	-80.6	156.2	-136.9	59.1	-27.3	24.5	-89.2	99.0	73.6	—	112

Total investment	1,794.9	1,623.2	526.7	204.3	450.0	482.1	486.8	317.5	393.2	503.4	4	2

Total investment US$mn	70,663	82,014	23,144	9,107	21,792	26,382	26,416	17,255	20,349	26,740	1	13

1	Provisional.
2	Percentage change, 12 months ended September 2012 vs 12 months ended September 2011.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.
4	This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 5: Average gold prices

	2010	2011	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12	Q3’12 vs Q3’11 % chg
US$/oz	1,224.5	1,571.5	1,702.1	1,688.0	1,690.6	1,609.5	1,652.0	-3
€/oz	925.2	1,129.9	1,206.8	1,250.3	1,289.3	1,254.7	1,320.2	9
£/oz	792.4	980.8	1,058.1	1,073.4	1,075.8	1,016.6	1,045.3	-1
CHF/kg	40,954.3	44,649.6	45,147.2	49,439.3	50,061.8	48,464.7	51,088.5	13
¥/g	3,443.6	4,015.8	4,247.0	4,195.4	4,312.8	4,144.4	4,174.8	-2
Rs/10g	17,997.3	23,624.1	25,100.1	27,534.3	27,287.8	28,004.8	29,302.1	17
RMB/g	266.3	326.3	351.1	345.2	343.0	327.6	337.3	-4
TL/g	59.3	85.4	95.3	99.5	97.6	93.5	95.8	1

Source: LBMA, Thomson Reuters Datastream, World Gold Council

18_19

Table 6: Gold supply and demand World Gold Council presentation

	2010	2011	Q4’10	Q1’11	Q2’11	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12[1]	Q3’12 vs Q3’11 % chg	4-quarter % chg[2]
Supply
Mine production	2,739.4	2,826.5	712.1	658.9	709.3	739.5	718.8	662.0	707.3	731.6	-1	0
Net producer hedging	-107.8	9.7	-53.8	9.4	11.0	1.7	-12.4	-2.0	-5.9	-4.0	—	—
Total mine supply	2,631.6	2,836.2	658.3	668.3	720.2	741.3	706.4	660.0	701.5	727.6	-2	0
Recycled gold	1,723.2	1,668.8	479.2	358.2	413.9	468.7	428.1	385.4	390.4	460.7	-2	-3

Total supply	4,354.8	4,505.1	1,137.5	1,026.5	1,134.1	1,209.9	1,134.4	1,045.5	1,091.9	1,188.3	-2	-1

Demand
Jewellery fabrication[3]	2,017.0	1,972.1	512.2	569.7	499.2	471.8	431.4	503.8	427.5	479.0	2	-10
Technology	465.6	452.9	115.9	115.5	118.7	115.2	103.5	109.1	109.9	108.2	-6	-7
Sub-total above fabrication	2,482.6	2,425.0	628.1	685.3	617.9	587.0	534.9	612.9	537.4	587.2	0	-10
Total bar and coin demand	1,205.4	1,518.8	340.6	402.1	336.8	422.1	357.8	353.5	294.2	293.9	-30	-13
ETFs and similar	382.2	185.1	29.9	-60.8	54.1	87.4	104.4	53.2	0.0	136.0	56	165
Official sector purchases[4]	77.3	456.8	-17.3	136.9	66.2	140.8	112.8	115.1	161.2	97.6	-31	49

Gold demand	4,147.5	4,585.7	981.3	1,163.5	1,075.0	1,237.3	1,109.9	1,134.7	992.8	1,114.7	-10	-2

OTC investment and stock flows[5]	207.3	-80.6	156.2	-136.9	59.1	-27.3	24.5	-89.2	99.0	73.6	—	112

Total demand	4,354.8	4,505.1	1,137.5	1,026.5	1,134.1	1,209.9	1,134.4	1,045.5	1,091.9	1,188.3	-2	-1

London PM fix (US$/oz)	1,224.5	1,571.5	1,366.8	1,386.3	1,506.1	1,702.1	1,688.0	1,690.6	1,609.5	1,652.0	-3	11

1	Provisional.
2	Percentage change, 12 months ended September 2012 vs 12 months ended September 2011.
3	Jewellery fabrication. The quarterly data differ from those for jewellery consumption shown in Table 1. Fabrication is the first transformation of gold bullion into a simi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/ de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.
4	Excluding any delta hedging of central bank options.
5	This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.

Source: LBMA, Thomson Reuters GFMS, World Gold Council. Data in the table are consistent with those published by Thomson Reuters GFMS in their Gold Survey but adapted to the World Gold Council’s presentation.

Table 7: Indian supply estimates

Figures in tonnes	Q3’11	Q4’11	Q1’12	Q2’12	Q3’12[1]	2011
Supply
Net imports, available for domestic consumption	205	157	228	153	223	969
Domestic supply from recycled gold	15	23	25	30	34	59
Domestic supply from other sources[2]	3	3	3	2	2	12
Equals total supply[3]	223	183	256	185	260	1,039

1	Provisional.
2	Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
3	This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

Table 8: Consumer demand in selected countries: Q3 2012 (tonnes)

	Q3’11			Q3’12*			Q3’12* vs Q3’11, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	126.8	78.0	204.8	136.1	87.0	223.1	7	12	9
Greater China	138.6	62.2	200.7	130.7	54.5	185.1	-6	-12	-8
China	131.0	60.2	191.2	123.8	53.0	176.8	-5	-12	-8
Hong Kong	6.4	0.5	6.9	5.9	0.5	6.4	-9	4	-8
Taiwan	1.2	1.5	2.7	1.0	1.0	2.0	-15	-33	-25
Japan	4.3	-19.9	-15.6	4.7	-4.9	-0.3	8	—	—
Indonesia	8.9	5.9	14.8	8.0	3.5	11.5	-10	-41	-22
South Korea	2.4	0.3	2.7	2.3	0.5	2.8	-1	67	6
Thailand	0.5	38.5	39.0	0.5	15.4	16.0	6	-60	-59
Vietnam	2.1	33.8	35.9	2.5	20.5	23.0	18	-39	-36
Middle East	34.4	9.3	43.7	31.5	6.9	38.4	-8	-26	-12
Saudi Arabia	12.2	4.8	17.0	10.2	3.4	13.6	-17	-29	-20
Egypt	8.8	0.6	9.4	10.2	0.7	10.8	15	12	15
UAE	8.2	2.9	11.1	6.6	2.1	8.7	-20	-28	-22
Other Gulf	5.2	1.0	6.2	4.6	0.7	5.3	-12	-26	-14
Turkey	22.4	23.5	46.0	23.4	7.9	31.3	4	-66	-32
Russia	20.5	—	20.5	20.9	—	20.9	2	—	2
USA	32.4	21.9	54.4	30.8	10.5	41.3	-5	-52	-24
Europe ex CIS	7.7	132.3	140.1	6.7	64.8	71.5	-14	-51	-49
Italy	3.9	—	3.9	3.2	—	3.2	-17	—	-17
UK	3.9	—	3.9	3.5	—	3.5	-11	—	-11
France	—	3.9	3.9	—	0.6	0.6	—	-85	-85
Germany	—	59.3	59.3	—	28.8	28.8	—	-51	-51
Switzerland	—	36.8	36.8	—	17.4	17.4	—	-53	-53
Other Europe	—	32.3	32.3	—	18.0	18.0	—	-44	-44

Total above	400.9	385.9	786.8	397.9	266.7	664.6	-1	-31	-16

Other	57.1	36.2	93.3	50.9	27.3	78.2	-11	-25	-16

World total	458.0	422.1	880.1	448.8	293.9	742.8	-2	-30	-16

*	Provisional.

Source: Thomson Reuters GFMS, World Gold Council

20_21

Table 9: Consumer demand in selected countries: Q3 2012 (value, US$mn)

	Q3’11			Q3’12*			Q3’12* vs Q3’11, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	6,939	4,269	11,208	7,229	4,621	11,850	4	8	6
Greater China	7,584	3,402	10,986	6,939	2,894	9,833	-8	-15	-10
China	7,169	3,293	10,461	6,575	2,813	9,389	-8	-15	-10
Hong Kong	350	27	378	311	28	338	-11	1	-10
Taiwan	65	82	147	53	53	106	-18	-35	-28
Japan	235	-1,089	-854	247	-260	-13	5	—	—
Indonesia	485	323	808	423	186	609	-13	-42	-25
South Korea	130	16	146	124	27	151	-4	62	3
Thailand	27	2,109	2,137	28	820	848	3	-61	-60
Vietnam	113	1,850	1,963	130	1,089	1,219	15	-41	-38
Middle East	1,881	508	2,389	1,671	366	2,037	-11	-28	-15
Saudi Arabia	668	263	930	539	181	720	-19	-31	-23
Egypt	482	33	514	539	36	575	12	8	12
UAE	449	159	607	351	112	462	-22	-30	-24
Other Gulf	283	54	337	242	38	281	-15	-28	-17
Turkey	1,228	1,289	2,516	1,245	419	1,664	1	-67	-34
Russia	1,119	—	1,119	1,108	—	1,108	-1	—	-1
USA	1,774	1,200	2,975	1,636	560	2,196	-8	-53	-26
Europe ex CIS	424	7,242	7,665	354	3,443	3,797	-16	-52	-50
Italy	211	—	211	170	—	170	-19	—	-19
UK	213	—	213	184	—	184	-13	—	-13
France	—	213	213	—	32	32	—	-85	-85
Germany	—	3,245	3,245	—	1,531	1,531	—	-53	-53
Switzerland	—	2,014	2,014	—	924	924	—	-54	-54
Other Europe	—	1,769	1,769	—	956	956	—	-46	-46

Total above	21,940	21,118	43,058	21,135	14,164	35,299	-4	-33	-18

Other	3,125	1,979	5,104	2,704	1,448	4,152	-13	-27	-19

World total	25,064	23,098	48,162	23,839	15,612	39,451	-5	-32	-18

*	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

Table 10: Consumer demand in selected countries: four-quarter totals (tonnes)

	12 months ended Q3’11			12 months ended Q3’12*			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	689.9	409.1	1,099.0	513.8	279.3	793.1	-26	-32	-28
Greater China	541.0	268.6	809.6	542.9	271.4	814.3	0	1	1
China	508.4	262.2	770.6	509.2	264.0	773.2	0	1	0
Hong Kong	25.6	1.7	27.3	26.9	1.9	28.8	5	18	6
Taiwan	7.0	4.8	11.7	6.9	5.4	12.3	-2	14	5
Japan	19.8	-45.6	-25.9	17.4	-18.1	-0.8	-12	—	—
Indonesia	30.3	22.9	53.2	30.4	24.6	55.0	0	7	3
South Korea	13.7	1.7	15.4	11.0	3.1	14.1	-20	79	-9
Thailand	4.1	93.6	97.6	3.5	88.9	92.3	-15	-5	-5
Vietnam	13.7	83.4	97.1	12.9	84.5	97.4	-6	1	0
Middle East	164.1	31.0	195.1	140.8	30.4	171.3	-14	-2	-12
Saudi Arabia	53.1	16.3	69.4	42.9	15.5	58.4	-19	-5	-16
Egypt	36.2	2.2	38.4	39.0	2.3	41.3	8	7	8
UAE	55.1	9.8	64.9	42.0	9.8	51.8	-24	-1	-20
Other Gulf	19.7	2.8	22.5	17.0	2.9	19.8	-14	4	-12
Turkey	70.2	63.5	133.7	68.9	59.0	127.9	-2	-7	-4
Russia	72.7	—	72.7	81.9	—	81.9	13	—	13
USA	120.2	95.0	215.2	110.6	56.1	166.7	-8	-41	-23
Europe ex CIS	56.4	366.1	422.6	46.9	304.4	351.3	-17	-17	-17
Italy	31.3	—	31.3	25.3	—	25.3	-19	—	-19
UK	25.2	—	25.2	21.6	—	21.6	-14	—	-14
France	—	5.6	5.6	—	3.6	3.6	—	-35	-35
Germany	—	154.2	154.2	—	123.3	123.3	—	-20	-20
Switzerland	—	111.7	111.7	—	92.1	92.1	—	-18	-18
Other Europe	—	94.6	94.6	—	85.3	85.3	—	-10	-10

Total above	1,796.1	1,389.3	3,185.3	1,581.1	1,183.4	2,764.5	-12	-15	-13

Other	266.6	112.3	378.9	243.8	116.0	359.8	-9	3	-5

World total	2,062.6	1,501.6	3,564.2	1,824.9	1,299.4	3,124.3	-12	-13	-12

*	Provisional.

Source: Thomson Reuters GFMS, World Gold Council

22_23

Table 11: Consumer demand in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q3’11			12 months ended Q3’12*			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	32,612	19,398	52,010	27,421	14,920	42,340	-16	-23	-19
Greater China	25,865	12,774	38,639	29,064	14,536	43,600	12	14	13
China	24,307	12,463	36,770	27,265	14,144	41,409	12	13	13
Hong Kong	1,229	80	1,309	1,432	103	1,536	17	29	17
Taiwan	329	231	560	366	289	655	11	25	17
Japan	935	-2,265	-1,330	925	-982	-57	-1	—	—
Indonesia	1,458	1,101	2,559	1,629	1,320	2,949	12	20	15
South Korea	641	83	724	590	163	753	-8	97	4
Thailand	188	4,624	4,812	186	4,763	4,948	-1	3	3
Vietnam	639	4,101	4,740	689	4,518	5,207	8	10	10
Middle East	7,820	1,500	9,320	7,506	1,628	9,133	-4	9	-2
Saudi Arabia	2,558	788	3,345	2,281	829	3,109	-11	5	-7
Egypt	1,727	104	1,830	2,078	124	2,201	20	20	20
UAE	2,588	474	3,062	2,243	522	2,765	-13	10	-10
Other Gulf	948	134	1,082	904	153	1,058	-5	14	-2
Turkey	3,436	3,123	6,559	3,657	3,145	6,802	6	1	4
Russia	3,508	—	3,508	4,378	—	4,378	25	—	25
USA	5,740	4,514	10,254	5,918	3,001	8,919	3	-34	-13
Europe ex CIS	2,612	17,870	20,483	2,518	16,256	18,774	-4	-9	-8
Italy	1,442	—	1,442	1,358	—	1,358	-6	—	-6
UK	1,170	—	1,170	1,160	—	1,160	-1	—	-1
France	—	290	290	—	195	195	—	-33	-33
Germany	—	7,542	7,542	—	6,576	6,576	—	-13	-13
Switzerland	—	5,414	5,414	—	4,937	4,937	—	-9	-9
Other Europe	—	4,623	4,623	—	4,548	4,548	—	-2	-2

Total above	85,454	66,822	152,276	84,480	63,267	147,746	-1	-5	-3

Other	12,662	5,474	18,136	13,025	6,201	19,226	3	13	6

World total	98,116	72,296	170,412	97,504	69,468	166,972	-1	-4	-2

*	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

Historical data for gold demand

Table 12: Historical data for gold demand1

	Tonnes						US$bn
	Jewellery	Total bar and coin invest	ETFs and similar	Tech- nology	Official sector	Total	Jewellery	Total bar and coin invest	ETFs and similar	Tech- nology	Official sector	Total
2002	2,662	352	—	358	-547	2,827	26.5	3.5	—	3.6	-5.4	28.2
2003	2,484	304	39	386	-620	2,594	29.0	3.6	0.5	4.5	-7.2	30.3
2004	2,616	355	133	419	-479	3,044	34.4	4.7	1.7	5.5	-6.3	40.0
2005	2,719	396	208	438	-663	3,098	38.9	5.7	3.0	6.3	-9.5	44.3
2006	2,300	414	260	468	-365	3,077	44.6	8.0	5.1	9.1	-7.1	59.7
2007	2,423	435	253	476	-484	3,104	54.2	9.7	5.7	10.6	-10.8	69.4
2008	2,304	869	321	461	-235	3,720	64.6	24.4	9.0	12.9	-6.6	104.3
2009	1,814	780	623	410	-34	3,593	56.7	24.4	19.5	12.8	-1.0	112.3
2010	2,017	1,205	382	466	77	4,147	79.4	47.5	15.0	18.3	3.0	163.3
2011	1,972	1,519	185	453	457	4,586	99.6	76.7	9.4	22.9	23.1	231.7

Q3’06	558	112	19	116	-77	727	11.1	2.2	0.4	2.3	-1.5	14.5
Q4’06	708	114	79	116	-57	961	14.0	2.3	1.6	2.3	-1.1	18.9
Q1’07	566	117	36	117	-72	764	11.8	2.4	0.8	2.4	-1.5	16.0
Q2’07	666	135	-3	119	-145	773	14.3	2.9	-0.1	2.6	-3.1	16.6
Q3’07	604	112	139	117	-170	804	13.2	2.5	3.1	2.6	-3.7	17.6
Q4’07	578	65	80	111	-97	737	14.6	1.6	2.0	2.8	-2.4	18.6
Q1’08	484	101	73	122	-76	703	14.4	3.0	2.2	3.6	-2.3	20.9
Q2’08	559	149	4	124	-68	770	16.1	4.3	0.1	3.6	-1.9	22.2
Q3’08	694	283	149	119	-76	1,169	19.4	7.9	4.2	3.3	-2.1	32.7
Q4’08	567	346	95	96	-12	1,092	14.5	8.8	2.4	2.5	-0.3	27.9
Q1’09	356	147	465	88	-62	994	10.4	4.3	13.6	2.6	-1.8	29.0
Q2’09	445	210	68	102	9	834	13.2	6.2	2.0	3.0	0.3	24.7
Q3’09	492	210	42	107	10	861	15.2	6.5	1.3	3.3	0.3	26.6
Q4’09	522	211	42	113	10	897	18.5	7.5	1.5	4.0	0.4	31.7
Q1’10	527	251	6	114	58	956	18.8	8.9	0.2	4.1	2.1	34.1
Q2’10	414	303	296	116	14	1,142	15.9	11.6	11.4	4.5	0.5	43.9
Q3’10	513	311	50	120	23	1,018	20.3	12.3	2.0	4.7	0.9	40.1
Q4’10	563	341	30	116	-17	1,032	24.7	15.0	1.3	5.1	-0.8	45.3
Q1’11	552	402	-61	116	137	1,146	24.6	17.9	-2.7	5.1	6.1	51.1
Q2’11	490	337	54	119	66	1,066	23.7	16.3	2.6	5.7	3.2	51.6
Q3’11	458	422	87	115	141	1,223	25.1	23.1	4.8	6.3	7.7	67.0
Q4’11	472	358	104	104	113	1,151	25.6	19.4	5.7	5.6	6.1	62.5
Q1’12	487	353	53	109	115	1,118	26.5	19.2	2.9	5.9	6.3	60.8
Q2’12	417	294	0	110	161	982	21.6	15.2	0.0	5.7	8.3	50.8
Q3’12[2]	449	294	136	108	98	1,085	23.8	15.6	7.2	5.7	5.2	57.6

1	See footnotes to Table 1.
2	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

24_25

Appendix

Chart 12: Gold demand in tonnes and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 14: Gold demand by category in tonnes and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 13: Gold demand in tonnes and value (US$bn)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 15: Holdings in Exchange Traded Funds (tonnes) and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, www.exchangetradedgold.com, World Gold Council

Gold Demand Trends | Third quarter 2012

Chart 16: Jewellery demand in tonnes

(Q3’12 vs Q2’12)

Source: Thomson Reuters GFMS, World Gold Council

Chart 18: Jewellery demand by country in tonnes

(Q3’12 vs Q3’11, % change)

Source: Thomson Reuters GFMS, World Gold Council

Chart 17: Jewellery demand by country in US$

(Q3’12 vs Q3’11, % change)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 19: Total investment demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council

26_27

Chart 20: Total bar and coin demand by category in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 22: Official sector contributions to demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 21: Total bar and coin demand in tonnes
(Q3’12 and Q3’11)

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Third quarter 2012

Notes and definitions

All statistics (except where specified) are in weights of fine gold

“–”

Not applicable or Not available

Consumer demand

The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.

Dental

The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.

ETFs and similar products

Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, Claymore Gold Bullion ETF, Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubishi Physical Gold ETF, Credit Suisse Xmtch and Dubai Gold Securities.

Fabrication

Fabrication is the first transformation of gold bullion into a semi-finished or finished product.

Jewellery

All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. It excludes secondhand jewellery, other metals plated with gold, coins and bars used as jewellery and purchases funded by the trading in of existing jewellery.

London PM fix

Unless described otherwise, gold price values are based on the London PM fix.

Mine production

Formal and informal output.

Net producer hedging

The change in the physical market impact of mining companies’ gold loans, forwards and options positions.

Official sector purchases

Gross purchase less gross sales by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.

OTC investment and stock flows

Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories.

Physical bar demand

Global investment in physical gold in bar form.

Recycled gold (previously gold scrap)

Gold sourced from old fabricated products which has been recovered and refined back into bars.

Technology

This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.

Tonne

1,000 kg or 32,151 troy oz of fine gold.

Total bar and coin demand

This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases.

Total investment

Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.

Revisions to data

All data may be subject to revision in the light of new information.

Historical data

Data covering a longer time period will be available on Bloomberg after initial publication of this report; alternatively, contact Thomson Reuters GFMS Ltd (+44 20 7369 7015; jadwiga.zajac@thomsonreuters.com).

28_29

Sources, copyright and disclaimers

© 2012 World Gold Council. Where expressly identified as such, the gold supply and demand statistics contained in this report were compiled by Thomson Reuters GFMS. Thomson Reuters GFMS retains all rights in such statistics © 2012.

All rights reserved. Save for the following, no organisation or individual is permitted to reproduce, distribute or otherwise use the statistics relating to gold supply and demand in this report without the written agreement of the copyright owners. The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary), subject to the two pre-conditions that follow. The first pre-condition is that only limited data extracts be used. The second precondition is that all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of Thomson Reuters GFMS, as their source. Brief extracts from the commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.

Whilst every effort has been made to ensure the accuracy of the information in this document, neither World Gold Council nor Thomson Reuters GFMS can guarantee such accuracy. Furthermore, the material contained herewith has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient or organisation. It is published solely for informational purposes. It does not purport to make any recommendations and is not to be construed as a solicitation or an offer to buy or sell gold, any gold-related products, commodities, securities or related financial instruments.

No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. The World Gold Council and Thomson Reuters GFMS do not accept responsibility for any losses or damages arising directly, or indirectly, from the use of this document.

This report contains forward-looking statements. The use of the words “believes,” “expects,” “may,” or “suggests,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council based on statistics compiled by Thomson Reuters GFMS. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.

Gold Demand Trends | Third quarter 2012

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Published: November 2012

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